Filed by two

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: two, Logistic Properties of the Americas

Commission File No.: 001-40292

Date: October 30, 2023

Transcript of SPAC Insider Podcast with LatAm Logistics Properties and two

Speakers:

Nick Clayton (SPAC Insider Podcast)

Esteban Saldarriaga (LatAm Logistics Properties)

Marlena Haddad (SPAC Insider Podcast)

Tom Hennessy (two)

Nick Clayton: Hello and welcome to another SPAC Insider Podcast, where we bring you an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. I’m Nick Clayton, and this week my colleague Marlena Haddad and I speak with Esteban Saldarriaga, CEO of LatAm Logistics Properties, and Tom Hennessy, Chairman and CEO of the SPAC, two. The pair announced a $578 million combination in August. Esteban explains why the timing is particularly attractive to do a SPAC deal to accelerate his company’s portfolio expansion in the current market climate, and what opportunities and challenges lie in the industrial real estate space in the Latin American region. Tom also explains how the deal came together for his team, which used a unique approach of taking over an existing SPAC to get the transaction done. What is the state of the market for more SPAC deals of that type? Take a listen. Just to start off, Esteban, I think our audience is somewhat familiar with some of the big trends in the real estate market in the U.S. lately, but could you give a bit of an overview of what the industrial property market is like in the countries you operate in?

Esteban Saldarriaga: Thank you, Nick. Absolutely. The key things that we’re seeing in the logistics real estate space in the markets where we operate in are very similar to those, the ones you can see in developed markets. Maybe just as a brief intro, we can talk about LatAm Logistics Properties and what our platform is. Basically, we’re a leading developer, owner, and manager of class A industrial real estate of international quality, both in Central and South America. We’re one of the only, if not the only, institutional industrial platforms operating across the region. I would tell you that in terms of trends, what’s going on, there are two key themes that are picking up. One of them is for sure nearshoring, and it is the rethink of supply chains in general, getting more proximate to the U.S. And the other big theme will be e-commerce, which is still in its infancy, and it’s just starting off in the markets where we are right now. To name the specific geographies we’re in, it’s Costa Rica, Colombia, and Peru, but we’re exploring how we can further add market adjacencies to that.

Nick Clayton: Great. Tom, few people have been a part of more SPAC deals than you through the years, and your team has done transactions with companies with quite a range of characteristics. What were you looking for this time around, and how did that draw you to LatAm Logistics Properties?

Tom Hennessy: Great. Thanks, Nick, for having me today. Thrilled to be here with you. LatAm Logistics Properties, or LLP, is, as Esteban mentioned, leading owner, manager, developer of industrial real estate. We too believe in the overall macro themes. For example, capital inflows tend to follow macro tailwinds. Nearly $1 in $4 is now being deployed into U.S. industrial real estate, up from $1 in $10 15 years ago. In other words, industrial real estate is taking significant market share from other real estate asset classes, like office or retail. We believe strongly in the fundamentals. LLP certainly is a company with fundamentals, high quality at that. We selected LLP because it checks all of our boxes. Number one, operating model, LLP is the only vertically integrated logistics operator across these markets, Costa Rica, Colombia, and Peru, where they operate. Number two, market position, proven market leader, coveted multinational investment grade tenants. Business plan, number three, very attainable business plan with long-term lease contracts. That’s anchored by a durable competitive advantage through a controlled land bank, tenant pipeline, and operating expertise. Number four, return to fundamentals. I think you’re going to find that across SPACs and companies going public these days, caring about operating fundamentals, and LLP certainly has that. Predictable cash flows through long-term lease contracts, proven profit margins, attractive unit economics, and dare I say, cash flow. Number five, company leadership, very accomplished leadership team led by Esteban and Annette with deep industrial and logistics industry expertise. For those reasons, we’re very excited about the prospects of LLP as a New York Stock Exchange listed company.

Marlena Haddad: Great. Esteban, can you run us through some of the major tenants that you have at your properties? What is your typical lease like?

Esteban Saldarriaga: Absolutely. The tenants that we have, we’re really proud of, and we see them as partnerships. We have in our books, we have DHL, we have Expeditors, we have Kuehne + Nagel, Kraft Heinz, we have IKEA, we have Pricemark. We have a very big set of household names that trust us with their real estate operations in these markets. That’s something that we’re currently building out. We want to continue expanding alongside those tenants. In terms of leases, I would say the original tenor that we’re striving for and that we’re achieving is between seven and 10 years. We have some contracts that even go up to 20 years in some cases, and we have some other contracts that are starting up towards the five-year mark. That’s basically a summary of how it all plays out.

Marlena Haddad: With the way that many of these companies are now investing in automation, what demands does that put on you as a facility owner, and how does that impact tenant retention?

Esteban Saldarriaga: That’s a fantastic point. That’s one of the elements of being Class A. Our buildings are embedded with optionality. We keep it simple, but at the same time, we’re looking to the future. What that means is we have features that really define what Class A is. To name an example that touches on having automation is having extra flat floors, because at certain clearing heights, you, for example, go to 39 feet in total height, you want to have a flat floor so you can be automation-ready at least. Although automation is, I would say, early, and in its early days in Latin America, just because of the relative cost of labor, we’re looking ahead, and we want to keep our spaces prepared for when and if that change comes. As a matter of fact, one of our tenants, a Brazilian consumer goods company called Natura, major player, wanted to have certain automation-ready facilities in a couple of markets. Again, LLP, since we’re a player that operates in a couple markets, we’re one of the few who can deliver on that type of specification at the same time in two different geographies. It is a demand, but at the same time, it becomes a competitive advantage, for sure.

Nick Clayton: Great. Your materials note, and Tom touched upon it as well, that you plan on expanding within your existing land bank, but also make acquisitions and possibly enter into some joint venture loan for some properties. How do each of those approaches differ in terms of cost and the economics there?

Esteban Saldarriaga: Great point. The way we look at the company, going from the inside out, we already have in our balance sheet a controlled and owned land bank that can help us grow from approximately 5 million square feet to almost 7. That’s already in our land bank, so it has carried a historical cost, so we have a certain advantage there, not only for visibility, because it’s ready to go, but also because we were preempting certain shifts. That’s the first layer of how we think about cost and how our land bank provides an advantage and how we think about growing. That’s in our current markets. We have a path of visibility to essentially double the company over the next few years. You touched on something that’s very relevant, which is joint ventures. Joint ventures, we see three benefits from them. One, they augment our capital with local players who want to come alongside LLP for investing purposes. The second one is it allows us to mitigate risk and toggle our relative exposures on a country by country basis or even on a tenant by tenant basis. Lastly, it also gives us certain local capabilities, and that’s how we think about joint ventures. It’s always good to have a local partner, especially when you’re growing. That’s why our team is local, in essence. We think about it as a risk mitigant. That’s how we think about expanding and how we think about growing in our current and adjacent markets.

Nick Clayton: You’ve touched upon some of the investment that has to go into these spaces to fit the qualifications and really the class of properties that you’re operating here. How do the unit economics break down with that?

Esteban Saldarriaga: This is a very relevant point, and financial discipline is at our core. At a granular level, LLP’s business has the potential for attractive, highly attractive risk-adjusted return. This is the result of strong CapEx management and the ability to secure predictable cash flow via long-term leases. Organically, on a standalone basis, LLP can develop assets to double-digit unlevered yields. Since we have a special market positioning, we can obtain accretive debt financing for roughly 60% of project costs, which means we can comfortably leverage our equity returns into the mid-to-high teens on a cash flow basis. However, those returns, we think, can be further magnified. At the same time, risk is controlled and mitigated. By securing financial partnership joint ventures with local equity partners, LLP can charge for its development and asset management services. That creates additional income stream. At the same time, it reduces the equity requirements and, therefore, creates and improves a better return on equity equation for a company. To tie it all out, once we account for the expected asset appreciation, once assets are stabilized on a fair market value basis, you can add another 200 to 500 basis points to the returns in general. That’s how we think about capital deployment.

Nick Clayton: Again, looking at those three different approaches to expansion, do you have a preferred balance between those three with a certain amount of resources allocated towards each type? Is it more on an opportunity-by-opportunity, case-by-case sort of basis?

Esteban Saldarriaga: One of our competitive edge lies on development, just because that’s what we have been doing from the ground up. However, we are opportunistic on acquisitions as well, Nick. We see that some assets can be repositioned, and that’s an angle where our development capabilities come in. We’re seeing that for sure. Since there is a limited amount of Class A institutional quality real estate developed, acquiring Class A is already difficult enough, let’s say. There’s some opportunities for sure that can complement the growth, but right now we want to continue growing organically through our development initiatives, which is where we really have our secret sauce.

Marlena Haddad: Right. Then I just want to get into inflation a bit, which has been a hot topic in the United States, but it’s also been felt in other countries even more strongly. Do you primarily do business and hold debts in local currencies or U.S. dollars?

Esteban Saldarriaga: 80% of our leases and our asset base, almost 80% are U.S. dollar denominated, which is the Costa Rican and Peruvian component. Only in Colombia we operate in Colombian pesos. We never have a currency mismatch. Our debts match the underlying assets, therefore we do dollar with dollar, peso with peso. All of our leases are CPI linked, some of them even have floors. In some cases we even have U.S. CPI linkages, therefore we have our rental revenues growing along. When, unfortunately, inflation materializes, it can create certain discomforts, but at the same time we feel protected with our current leases and our debt is matched. That provides us an angle and a protection element in the way we structure our business and the way we look at it.

Marlena Haddad: Then has local inflation had any impact on demand for your spaces given that many of the tenants are e-commerce fulfillers?

Esteban Saldarriaga: I would say that not really in the consumer space because there’s still enough momentum going probably from the previous years. What we’re seeing is that inflation is probably affecting interest rates and that’s really where we have to manage and have more challenges. Fortunately, we are not a levered company and we have the ability to navigate that. It’s more about not muting the consumer or the tenant demand, which we definitely are seeing. Actually, we’re 99% occupied, a little bit more. That’s why we’re doing this capital raise through the vehicle. We want to continue growing. It’s mostly about how long will rates remain high because it does have an impact for a real estate business.

Nick Clayton: Yes, that goes exactly where I wanted to go to the next question, really, which is just looking at it, what made you decide that now is a good time for the company to go public? In terms of the reasons why it made sense, what was the mix between some of the internal milestones you guys had gotten to versus some of the conditions that are out there in the market in terms of getting that timing right?

Esteban Saldarriaga: Nick, I think we have come to an interesting inflection point. I think, macroeconomically, at least in the industrial space level, we’re seeing a lot of demand. We’re seeing a lot of demand and that’s pulling us. Our tenants are asking for more space, and especially because our formats are larger. Many of these tenants actually want to optimize it. There’s a flight to quality because they want to reduce costs, given the environment we just discussed. It’s actually something that’s benefiting us. When we look at the possibilities with our tenants and how we’re setting up the plans forward, we definitely see that we are at a critical juncture, reaching a very interesting inflection point because of the nearshoring and e-commerce demand that’s materializing for us. At the same time, the company itself is at a very mature juncture too. We are fully occupied, our revenue and our NOI has been essentially tripling since 2019. We’re at a point in time in which we’re fully occupied. We’re seeing a lot of opportunity and we want to have that capital to be ready to go and be ready for this new wave that’s coming along. Even though the markets might be challenging, we think we have a differentiated proposition because we have a cash flow positive business. Our revenues are contracted for the visible future and we’re dollar denominated with high quality tenants. We think we have a strong backing and again, we want the capital to continue growing. Just to note, it’s part of the structure that we have right now. Our private equity investor backing want to roll over their existing shares and all the capital that’s coming into this transaction will be to fuel growth. That’s why we think we’re at the right time to do that.

Nick Clayton: On that financing side for Tom, you stated in the announcement materials that you’re hoping to raise a $25 million pipe. We’ve seen some signs that things are picking up in the SPAC market overall, but how has that carried over into the pipe market, which has been tight for some time now?

Tom Hennessy: Absolutely. The pipe market has been challenged for nearly two years, as have the SPAC capital markets and traditional IPO markets and frankly, the equity markets. Nonetheless, as Esteban mentioned, we believe LLP offers a differentiated investment opportunity to public capital investors, something that doesn’t exist today on the public capital markets. We believe LLP’s natural home, like many of the larger industrial REITs that have grown over the years, is on the NYSE. Where LLP will have net access to global capital markets and new investors. The way we’re approaching raising committed capital is on two fronts. One is traditional U.S. financial investors, and the second is strategic local markets investors in Central and South America that likely have large real estate portfolios and have an interest in the region and in growing the real estate asset base. LLP is differentiated than a lot of the recent SPAC transactions in that there’s intrinsic asset value. They own the real estate and there has not been a company like LLP that has gone public either through the traditional or SPAC IPO markets recently. For those reasons, we believe there should be interest. I’m more optimistic about SPAC capital markets than I have been in over two years. There are some green shoots and we’re on our way to a more healthy balance of supply and demand across SPAC capital as the SPAC that were raised in 2021 have for the most part liquidated at this point.

Nick Clayton: Yes. That actually gets again to what I wanted to ask you next, which is, on that topic, you and your team have been involved in a lot of SPACs through different parts of these cycles. This particular vehicle yourself was one that you took over after they’re already been listed. What were some of the advantages to that approach given where we are on the cycle?

Tom Hennessy: Yes, we did acquire the SPAC on March 31st from a previous sponsor, and we believe that’s an interesting value proposition for all stakeholders around the table. For us, it’s an efficient way to access the SPAC vehicle, both from time to market and capital deployment. TWOA happens to have no outstanding public or private warrants. It’s a very attractive vehicle to a target like LLP. At the time that we also acquired the SPAC, we required that all the banker fees and legal costs and accounting costs, the legacy costs be waived or removed. With the addition of no warrants, plus the reduction of fees on order of magnitude by 50%, we’re bringing a vehicle to LLP and to their shareholder base that is much more efficient than the average SPAC. No, SPAC will never be a traditional IPO, but we believe that this one, TWOA, will be as close to a traditional IPO as you can get. Efficient time to market, attractive vehicle for the target company, the previous sponsor continues to support us and will become a shareholder as well. It’s an attractive value proposition for them. All around, we think acquiring existing SPAC vehicles and repurposing them towards our pipeline of high-quality companies and excellent management teams is much more attractive than raising a new SPAC in this environment.

Nick Clayton: Tom, just given where we are in the market right now, you were mentioning that this particular SPAC had very attractive terms. We’ve seen a ton of liquidations, as you were mentioning as well, with many more SPAC seemingly potentially ending up there still before the end of the year. Do you still, the way you view it, are there still a fair amount of attractive vehicles for takeovers that are still out there or do we, do you think that we’re about to get to that reset point?

Tom Hennessy: It’s an interesting question and something, a data that we’ve been following very closely. The wall of liquidations in large part is wrapping up at the end of this month in October of 2023. If we rewind the clock two years ago, 24 months ago in 2021 was clearly the SPAC peak March of 2021 in my estimation. That boom ended around the end of 2021. Fast forward two years, we’re coming up on the end of 2023. We think that the SPAC acquisition or takeover opportunity is fleeting because as you mentioned, Nick, most of the SPACs have liquidated at this point. It’s an opportunity that we have pursued throughout 2023. Again, we think it’s attractive for all stakeholders around on all sides of the table. Moving forward, it’s likely that we get to a much smaller SPAC market, one that in our view returns to 2016, 2017, 2018 levels. There are still SPAC dedicated funds that are supporting the asset class, supporting companies going public, and we believe those players will continue to invest. Have been demonstrating that through 2023, but you’ll be left with a handful of seasoned sponsors with track records for performance with credibility in the marketplace to execute efficiently.

Marlena Haddad: Great. Then moving forward, how do you plan on balancing your expansion with deleveraging?

Esteban Saldarriaga: That’s a great point. Essentially, there’s an embedded dynamic in which our assets are coming online over the next few months. Essentially, we will be producing revenue to match the debt that we have been using to build out our platform. It comes out naturally. As a matter of fact, over the last three or four years, we have been seeing that the progressive benefits of economies of scale or margins, for example, or NOI and EBITDA margins are increasing over time. Additionally, we are deleveraging in terms of EBITDA turns. We’re seeing that respectively, we will achieve that balance. Also, on debt management, I will tell you something that’s very positive for our business to just cite an example of what we did in terms of managing our debt. In April this year, we refinanced $107 million in Costa Rica. We did that on very attractive terms, 25-year total tenor, interest rates of 5.9% fixed for the first year, 6.1% second year, and then floating SOFR plus 1.4. So, these are very impressive metrics and we think it’s a testament to the underlying assets that we have, the hard assets, as Tom is describing, intrinsic value, but of course, the operational capabilities of LLP and the underlying tendency that we have. This is something that we did in April of this year after the interest rate regime had changed. We’re proactively managing our debt for sure, and that’s something we closely monitor.

Marlena Haddad: Do you think you might put public share capital to work for either of those efforts?

Esteban Saldarriaga: I think, honestly, right now, most of that effort will not be for debt management because we have very solid tenors and maturities. We don’t have any upcoming debt maturities, and therefore, our assets are sustained, the capital from our assets sustained the debt. We don’t have any maturity that we have to mainly refinance. Actually, the capital that we’re raising in this transaction would be for growth, 100% for growth.

Marlena Haddad: Then what would you say are the most important criteria that you consider when evaluating a potential acquisition?

Esteban Saldarriaga: Very well. I think when we’re looking at acquisitions, it probably has to be split, whether it’s class A and whether it’s a value-added reconversion of sorts. We have to check, start off with what the tenant looks like, how do they fit within our tenant roster, what their prospective plans are. We for sure look at that, but then we go to real estate basics. We look to their location access. We want to make sure that these are assets that have longevity in them. If they don’t, and they need to be repositioned in some form or fashion, we’ll have a plan to do that and execute that. One of the benefits that we have for being a proactive manager of Pure Play Logistics platform, we’re constantly in dialogue with our tenants. They tell us where they want to grow. If we see an opportunity to grow in a certain market, there might be, with a tenant already whispering in our ears about their plans, well, I think we have an informational edge for that acquisition, and then we can work it into our numbers.

Marlena Haddad: Then overall, what is the development in your business that you find most exciting right now, Esteban? Is it AI optimizing things for you guys or automation or perhaps just the continued growth in the region?

Esteban Saldarriaga: I would say the continued growth in the region, one of the developments, one we take a lot of pride in right now is a very interesting project that we have adjacent to the Lima airport in Peru. That’s irreplaceable real estate. It is very relevant for the economy of Peru in general, because Lima is almost 30% of the entire country’s population, if not more. It is a critical point in the country’s network of logistics. We’re seeing a whole lot of demand there. What we find interesting is being pioneers, not necessarily with AI and these new technologies, not yet, at least they’re a level, probably your tenants already looking into that, or maybe it’ll come through design optimization, architectural improvements, but what we’re seeing is they are having a more expanded view in these sites. I do think they are getting ready for automation at some level, because real estate, in these circumstances is very expensive and they want to maximize everything they do around there. We are seeing very interesting tenants and names, which for confidentiality purposes, I cannot mention, approaching us and looking at that type of space, which required, let’s say, innovation from a financial perspective, because in that particular project, we’re using a long-term land lease. This is something that not everybody can do. It’s not just about the building know-how that we of course have, but it also requires certain financial sophistication to pull these kinds of projects off and keep them delivered on time, within budget, and keeping our clients satisfied, which is ultimately what we need.

Forward-Looking Statements

This communication contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this communication should not be construed as a commitment by LLP to provide guidance on such information in the future. Certain statements in this communication may be considered forward-looking statements within the meaning of federal securities laws. Forward-looking statements include, without limitation, statements about future events or LLP’s future financial or operating performance. For example, statements regarding anticipated growth in the industry in which LLP operates and anticipated growth in demand for LLP’s products and solutions, the anticipated size of LLP’s addressable market and other metrics, statements regarding the benefits of the proposed business combination, and the anticipated timing of the completion of the proposed business combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology.

These forward-looking statements regarding future events and the future results of LLP are based on current expectations, estimates, forecasts, and projections about the industry in which LLP operates, as well as the beliefs and assumptions of LLP’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LLP’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LLP’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LLP therefore cautions against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LLP and its management, as the case may be, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LLP’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed business combination; (ii) the outcome of any legal proceedings that may be instituted against LLP, two (“TWOA”), Logistic Properties of the Americas (“Pubco”) or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (iii) the inability to complete the proposed business combination due to the failure to obtain consents and approvals of the shareholders of TWOA, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing, or delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the proposed business combination agreement; (iv) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (v) LLP’s and Pubco’s ability to manage growth; (vi) the ability to meet stock exchange listing standards following the consummation of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of LLP as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of LLP to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws, regulations, political and economic developments; (xi) the possibility that LLP may be adversely affected by other economic, business and/or competitive factors; (xii) LLP’s estimates of expenses and profitability; and (xiii) other risks and uncertainties set forth in the filings by TWOA with the SEC. There may be additional risks that LLP does not presently know or that LLP currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LLP speak only as of the date they are made. LLP does not undertake any obligation to update any forward-looking statements to reflect any changes in its expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, attendees and recipients should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

LLP disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold LLP or any of its directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

Industry and Market Data

This communication also contains estimates and other statistical data made by independent parties which they believe to be reliable and by LLP relating to market size and growth and other data about LLP’s industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which LLP operates are necessarily subject to a high degree of uncertainty and risk. LLP has not independently verified the accuracy or completeness of the independent parties’ information. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of such independent information.

Additional Information

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed business combination, Pubco intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 containing a preliminary proxy statement of TWOA and a preliminary prospectus of Pubco, and after the registration statement is declared effective, TWOA will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. LLP’s and TWOA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about LLP, TWOA, Pubco and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of TWOA as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: two, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; Tel: (310) 954-9665.

Participants in the Solicitation

TWOA and its directors and executive officers may be deemed participants in the solicitation of proxies from TWOA’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in TWOA is contained in TWOA’s filings with the SEC, which are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to: two, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; Tel: (310) 954-9665. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

LLP, Pubco and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of TWOA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.